FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:           “Significant progress made in first year of The Good Growth Plan”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contact: Jennifer Gough Switzerland USA Lars Oestergaard Switzerland USA	+41 61 323 5059 +1 202 737 6521 +41 61 323 6793 +1 202 737 6520

Basel, Switzerland, March 19, 2015

Significant progress made in first year of The Good Growth Plan

•	Progress made towards 2020 targets across all six commitments

•	Data from global farm network independently analyzed and audited

•	Ability to positively impact farmers and rural communities enhanced

Syngenta has published the first update on progress towards meeting the six ambitious commitments in The Good Growth Plan, which was launched in 2013 to support the future sustainability of agriculture and rural communities.

Syngenta established a global network of over 3,500 reference and benchmark farms in 2014. Around 860 reference farms are using tailored protocols to raise productivity across all crops and key markets. The 2,700 benchmark farms represent a baseline for what growers are currently able to achieve.

In 2014, the company’s programs impacted over 800,000 hectares of soil and around 700,000 hectares of agricultural landscapes. Syngenta also reached 15.3 million smallholders, primarily in Asia and engaged 4.7 million people with safety training programs. It also extended its seeds supplier program to cover over half of its 50,000 supply farms globally.

Syngenta Chief Executive Officer, Mike Mack, said: “Today’s update verifies the progress made in the first year of The Good Growth Plan. It also shows there is much to do if we are to meet the challenging goals we set ourselves by 2020. But we should be encouraged by the fact we now have the capacity to measure, monitor and manage improvements in land productivity and input efficiency. This greatly improves our ability to have a deep and positive impact on farmers and rural communities.”

The scale and rigor of the baseline data gathered by Syngenta on land productivity, the efficiency of fertilizers, pesticides, water and energy in crop production will complement and enhance the broad base of information and analyses already available to the agriculture sector. All data have been validated, analyzed and audited by independent companies.

An overview of progress made in 2014 for each commitment is below. For more information go to www.goodgrowthplan.com or Syngenta’s 2014 Annual Review: www.syngenta.com/ar2014

Syngenta – March 19, 2015 / Page 1 of 3

2014 reporting update on Syngenta’s six commitments

1.	Make crops more efficient: Increase average productivity of the world’s major crops by 20 percent without using more land, water or inputs
o
In 2014, Syngenta established a global network of 860 reference farms and over 2,700 benchmark farms, which are grouped in 205 clusters of similar agro-climatic conditions and grower characteristics. The reference farms have adopted tailored crop protocols to increase productivity. Progress will be measured against the established baseline data.

2.	Rescue more farmland: Improve the fertility of 10 million hectares of farmland on the brink of degradation
o
In 2014, Syngenta programs impacted over 800,000 hectares of soil, which represents around 8 percent of the 2020 target. Projects and educational opportunities have been designed to help growers work the land in a way that minimizes disruption to soil.

3.	Help biodiversity flourish: Enhance biodiversity on 5 million hectares of farmland
o	In 2014, around 700,000 hectares of agricultural landscapes were impacted by around 50 projects in over 20 countries, which is around 14 percent of the 2020 target.

4.	Empower smallholders: Reach 20 million smallholders and enable them to increase productivity by 50 percent
o
Syngenta already reaches 15.3 million smallholders indirectly through sales, primarily in Asia. The first year research has shown areas that need to be changed to fulfill the commitments, as the issues with the greatest impact on smallholders depend on location.

5.	Help people stay safe: Train 20 million farm workers on labor safety, especially in developing countries
o
In 2014, Syngenta reached 4.7 million people with dedicated safety training programs or as part of its commercial activities. It also established baseline data against which to measure progress and improved the quality of record-keeping and evidence of training activity.

6.	Look after every worker: Strive for fair labor conditions throughout our entire supply chain network.
o
In 2014, Syngenta extended its seeds supplier program to the Philippines. It now covers over half of Syngenta’s 50,000 supply farms globally. The company is working towards having its program accredited by the Fair Labor Association.

About Syngenta
Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Syngenta – March 19, 2015 / Page 2 of 3

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements which use terms such as "expect", "will", "could", "potential", "planned", "envisages", "estimated value", "target" etc. Such statements contain risks and imponderables which could result in a significant deviation of the actual results from the statements expressed herein. We refer you to the publicly available filings of Syngenta submitted to the American SEC (Securities and Exchange Commission) in relation to these and other risks and imponderables. Syngenta does not undertake to update the forward-looking statements in light of actual results, changed assumptions or other factors. This document represents neither an offer nor an invitation, or even a part of such an offer or such an invitation, to purchase or underwrite common shares issued by Syngenta Inc. or Syngenta ADS. Nor does it represent a request to take up such a purchase offer or public offering and it in no way forms a basis or reliable statement in connection with a contract to this effect.

Syngenta – March 19, 2015 / Page 3 of 3

SYNGENTA AG

Date:	March 19, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration